Filed by Capella Education Company
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Deemed filed under Rule 14a-12 under the Securities Exchange Act of 1934, as amended
Subject Company: Capella Education Company
Commission File No. 001-33140

March 16, 2018

Merger Integration Update: What’s new, what’s next.

To the Capella Team:

We made a commitment to share merger news with you each month, so I’m pleased to bring you the March integration update. This update comes after our Employee Meeting a couple of weeks ago, where we had an informative merger discussion with a panel of Capella leaders, and we heard directly from Kevin Gilligan and Strayer CEO Karl McDonnell. If you missed the meeting, you can watch the recording anytime.

A note about moving through ambiguity

During the Employee Meeting, Kevin and Karl made an important point: in spite of the tremendous enthusiasm, alignment, and shared values between our two organizations, the merger is still a very complicated process and there’s a lot of work ahead. There are multiple work streams, and they all need to be coordinated in order to be ready for Day One and beyond.

It may sometimes seem that the integration planning is moving slowly, and we realize that this period of ambiguity can be frustrating. But in order to conduct a truly successful merger—one that values, respects and leverages what each organization brings to the table—we need to move thoughtfully and deliberately. Thanks to everyone who has participated so far. And thanks to all of you for your patience as the merger integration planning moves ahead.

What’s been going on over the last month or so?

•	Functional Integration Summit. In February, Capella and Strayer leaders met to focus on key functions in both organizations. The goal of these multi-day meetings was for the corresponding functions to learn more about each other, and to lay the groundwork for resource planning related to people, processes, and technology.

•	Interdependency Summit. Just this week, the Integration Management Office held meetings in Minneapolis to take our discussions to a more detailed level. Leaders began working with one another across functional areas (that’s why the meeting was called an “interdependency” summit), exploring similarities and differences in how each organization functions, and continuing to look at potential synergies and best practices.

•	Department of Education. At the end of February, the Department of Education issued a letter with the results of its pre-acquisition review of the proposed change in ownership of Capella University. That letter confirms that, subject to submission of additional documents following the Closing, Capella University will have uninterrupted participation in the Title IV Programs while the Department of Education completes its review of the relevant documentation.

•	HLC Visit. As part of the merger approval process, the Higher Learning Commission (HLC), Capella University’s regional accreditor, met in late February with academic and business leaders from both Capella and Strayer in Herndon, Virginia. We will continue to work with the HLC as its review processes continue.

•	OHI Survey. McKinsey & Company, the consulting firm advising our integration teams, conducted an Organizational Health Inventory (OHI) at Capella and Strayer. This was the survey you received a couple of weeks ago. Thanks for the strong participation!

•	The OHI was a two-part survey, with the first part focusing on culture-related questions and the second asking each employee to recommend Cultural Influencers at Capella. A Cultural Influencer is someone that you seek input from and trust, regardless of their seniority or level in the organization. We’ll tap into this network of colleagues to help us get a better pulse on the organization, represent the employee point of view, and brainstorm new ideas to keep you informed during the integration process.

What’s happening next?

•	OHI Survey: digging into the data. In the coming weeks, the Integration Steering Committee and senior leaders will use your responses to help us better understand each organization as well as consider the culture we seek to build in the future. We will also share back key themes and interesting insights in the coming months.

•	Resource planning for impacted functions. Over the next 4–6 weeks, we’ll be involved in organizational-design discussions that will lead into resource planning for the teams that will be most immediately impacted following the merger closing: those that will be centralized and led out of Herndon (Human Resources, Finance, Legal, Corporate Communications), as well as those that will be led from Minneapolis (Information Technology).

Questions? Let us know.

If you have specific questions about the integration, send them to MergerQA@share.capella.edu.We’ll do our best to address them in a future merger integration update or reach out to you directly to provide an answer.

Thanks for continuing to put our learners first and staying focused on the great work we do every day.

Sincerely,

Steve Polacek

Chief Financial Officer

Bcc: *Capella All *Faculty All

Forward Looking Statements

This communication, in addition to historical information, contains “forward-looking statements” (as defined in the Private Securities Litigation Reform Act of 1995) regarding, among other things, future events or the future financial performance of Strayer and Capella. Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. Forward-looking statements relating to the proposed transaction include, but are not limited to: statements about the benefits of the proposed transaction between Strayer and Capella, including future financial and operating results; Strayer’s and Capella’s plans, objectives, expectations and intentions; the expected timing of completion of the proposed transaction; and other statements relating to the acquisition that are not historical facts. Forward-looking statements are based on information currently available to Strayer and Capella and involve estimates, expectations and projections. Investors are cautioned that all such forward-looking statements are subject to risks and uncertainties, and important factors could cause actual events or results to differ materially from those indicated by such forward-looking statements. With respect to the proposed transaction between Strayer and Capella, these factors could include, but are not limited to: the risk that Strayer or Capella may be unable to obtain governmental and regulatory approvals required for the transaction, or that required governmental and regulatory approvals may delay the transaction or result in the imposition of conditions that could reduce the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; the risk that a condition to closing of the transaction may not be satisfied; the length of time necessary to consummate the proposed transaction, which may be longer than anticipated for various reasons; the risk that the businesses will not be integrated successfully; the risk that the cost savings, synergies and growth from the proposed transaction may not be fully realized or may take longer to realize than expected; the diversion of management time on transaction-related issues; the effect of future regulatory or legislative actions on the companies or the industries in which they operate; the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; economic and foreign exchange rate volatility; the continued strength of the post-secondary and proprietary education markets; unexpected changes relating to competitive factors in the post-secondary and proprietary education industries; the timing, success and market reception for Strayer and Capella’s new and existing educational services and related products; the possibility of new technologies outdating Strayer’s or Capella’s services or products; the outcomes of any litigation; continued support of Strayer’s or Capella’s services or products by influential educational professionals; changes in the general economic environment, or social or political conditions, that could affect the businesses; the potential impact of the announcement or consummation of the proposed transaction on relationships with learners, suppliers, competitors, management and other employees; the ability to attract new learners and retain existing learners in the manner anticipated; the ability to hire and retain key personnel; reliance on and integration of information technology systems; the risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the potential of international unrest, economic downturn or effects of currencies, tax assessments, tax adjustments, anticipated tax rates, raw material costs or availability, benefit or retirement plan costs, or other regulatory compliance costs.

Additional information concerning other risk factors is also contained in Strayer’s and Capella’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other SEC filings.

Many of these risks, uncertainties and assumptions are beyond Strayer’s or Capella’s ability to control or predict. Because of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements. Furthermore, forward-looking statements speak only as of the information currently available to the parties on the date they are made, and neither Strayer nor Capella undertakes any obligation to update publicly or revise any forward-looking statements to reflect events or circumstances that may arise after the date of this communication. Nothing in this communication is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per Strayer share or Capella share for the current or any future financial years or those of the combined company, will necessarily match or exceed the historical published earnings per Strayer share or Capella share, as applicable. Neither Strayer nor Capella gives any assurance (1) that either Strayer or Capella will achieve its expectations, or (2) concerning any result or the timing thereof, in each case, with respect to any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results. All subsequent written and oral forward-looking statements concerning Strayer, Capella, the proposed transaction, the combined company or other matters and attributable to Strayer or Capella or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Additional Information And Where To Find It

This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed transaction between Strayer and Capella or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. The proposed business combination transaction between Strayer and Capella will be submitted to the respective stockholders of Strayer and Capella for their consideration. In connection with the proposed transaction between Strayer and Capella, Strayer filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a joint proxy statement of Strayer and Capella and that also constitutes prospectus of Strayer. The registration statement was declared effective by the SEC on December 8, 2017. Strayer and Capella first mailed the joint proxy statement/prospectus to their respective stockholders on or about December 14, 2017. Strayer and Capella may also file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for any prospectus, proxy statement or any other document which Strayer or Capella may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF STRAYER AND CAPELLA ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT STRAYER, CAPELLA, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the definitive joint proxy statement/prospectus and other documents containing important information about Strayer and Capella, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Strayer and Capella make available free of charge at www.capellaeducationcompany.com and www.strayereducation.com, respectively (in the “Investor Relations” section), copies of materials they file with, or furnish to, the SEC.

Participants In The Merger Solicitation

Strayer, Capella, and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Strayer and Capella in connection with the proposed transaction. Information about the directors and executive officers of Capella is set forth in its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on March 23, 2017. Information about the directors and executive officers of Strayer is set forth in its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on March 16, 2017. These documents can be obtained free of charge from the sources indicated above. Other information regarding those persons who are, under the rules of the SEC, participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus, as well as any other relevant materials to be filed with the SEC when they become available.